Exhibit 1

PERION REPORTS FOURTH QUARTER AND FULL YEAR 2016 RESULTS
FOURTH QUARTER REVENUES $84.5 MILLION AND ANNUAL REVENUES $312.8 MILLION

Tel Aviv & New York – March 7, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in high-quality advertising solutions for brands and publishers, announced today its financial results for the fourth quarter and year ended December 31, 2016.

Fourth Quarter and Full Year Financial Highlights*
(In thousands, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016
Revenues	$67,607	$84,542	$220,950	$312,794
GAAP Net Income (loss)	$(16,765)	$319	$(68,657)	$201
Non-GAAP Net Income	$9,219	$6,518	$44,703	$27,693
Adjusted EBITDA	$11,986	$13,524	$59,299	$45,435
GAAP Diluted Earnings (Loss) Per Share from continuing operation	$0.07	$0.00	$(0.58)	$0.04
Non-GAAP Diluted Earnings Per Share	$0.13	$0.08	$0.59	$0.36

* Reconciliation of GAAP to Non-GAAP measures follows.

Yacov Kaufman, Perion’s CFO and interim CEO commented, “Perion delivered on its strategy set out in the beginning of the year, to diversify its business, expand its long-term growth opportunity and leverage its strong and stable cash flows.  For the first time, advertising represented more than half our revenues, powering 25% year over year revenue growth this past quarter. Together with this growth, we generated an Adjusted EBITDA margin of 16%, and cash from operations, in the fourth quarter alone, was over $12.1 million.”

“As we announced in January, our new CEO Doron Gerstel will be joining the company in April,” added Mr. Kaufman. “During our first quarter earnings call, Doron will discuss his strategy for taking Perion to the next stage.  I want to thank Josef Mandelbaum for his contribution, which culminated in the strong conclusion to the year and positioned Perion to achieve the next phase of its growth and value creation. The board and employees of Perion have great confidence that Doron Gerstel is the right person to help Perion scale and become a more significant player in the ad-tech space, creating sustainable and incremental value for the company and its shareholders.”

Financial Comparison for the Fourth Quarter of 2016:

Revenues: Revenues increased by 25%, from $67.6 million in the fourth quarter of 2015 to $84.5 million in the fourth quarter of 2016, as a result of the Undertone acquisition in the latter part of Q4 2015, and organic growth of that business. The growth from Undertone was partially offset by a 14% decline in Perion’s search and consumer app business.

Customer Acquisition Costs and Media Buy (“CAC”): In the fourth quarter of 2016, CAC was $38.1 million, or 45% of revenues, as compared to $30.8 million, or 46% of revenues in the fourth quarter of 2015. The increase in the nominal costs was primarily due to the media buy costs associated with the Undertone business acquired at the end of November 2015. As a percentage of revenues, these costs have marginally decreased, as they represent a lower relative cost in the Undertone business.

Net Income (loss): On a GAAP basis, net income in the fourth quarter of 2016 was $0.3 million, as compared to a net loss of ($16.8) million in the fourth quarter of 2015.  The loss in the fourth quarter of 2015 was due to a loss of ($21.6) million from operations that were discontinued in 2016.

Non-GAAP Net Income: In the fourth quarter of 2016, non-GAAP net income was $6.5 million, or 8% of revenues, compared to the $9.2 million, or 14% of revenues, in the fourth quarter of 2015.

Adjusted EBITDA: In the fourth quarter of 2016, Adjusted EBITDA was $13.5 million, or 16% of revenues, increasing sequentially and year over year, compared to $12.0 million, or 18% of revenues, in the fourth quarter of 2015. While Adjusted EBITDA increased, the decline in non-GAAP Net Income was due primarily to the increase in the company’s effective tax rate, with the increasing profits of Undertone’s U.S. operations, as well as the financial expenses associated with the Undertone operations.

Financial Comparison for the Full-Year of 2016:

Revenues: Revenues increased 42%, from $221.0 million in 2015 to $312.8 million in 2016, as a result of the acquisition of Undertone in late 2015, partially offset by a modest decline in Perion’s legacy search and consumer app business.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in 2016 was $140.2 million, or 45% of revenues, as compared to $91.2 million, or 41% of revenues in 2015. The increase was primarily due to the media buy costs in the Undertone business acquired in the fourth quarter of 2015. The increase of CAC as a percentage of revenues was due to the CAC associated with new revenues in the search business, partially offsetting the decline in remnant cost-free revenue.

Net Income (loss): On a GAAP basis, 2016 net income was $0.2 million, inclusive of ($2.6) million in losses from discontinued operations, as compared to a net loss of ($68.7) million, inclusive of a ($72.8) million net impairment charges, and ($27.0) million in losses from discontinued operations, in 2015.

Non-GAAP Net Income: 2016 non-GAAP net income was $27.7 million, or 9% of revenues, compared to $44.7 million, or 20% of revenues, in 2015. The decrease was primarily attributable to the decline in remnant cost-free search revenues, partially offset by an increase in profits from Undertone

Adjusted EBITDA: 2016 Adjusted EBITDA was $45.4 million, or 15% of revenues, compared to $59.3 million, or 27% of revenues, in 2015.

Cash and Cash Flow from Operations: As of December 31, 2016, cash, cash equivalents and short-term deposits, were $32.4 million. Cash provided by operations in the fourth quarter of 2016 was $12.1 million, and $30.5 million for the entire year.

Perion currently satisfies all the financial covenants associated with its debt.

Conference Call:

Perion will host a conference call to discuss the results today, March 7, 2017, at 10 a.m. ET. Details are as follows:

•	Conference ID: 1383778
•	Dial-in number from within the United States: 1-888-599-8667
•	Dial-in number from Israel: 1-809-258-350
•	Dial-in number (other international): 1-913-312-0836
•	Playback available until March 14, 2017 by calling 1-844-512-2921 (United States) or
1-412-317-6671 (international). Please use PIN code 1383778 for the replay.
•	Link to the live webcast accessible at http://www.perion.com/ir-events

About Perion Network Ltd.

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers.  Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinue operations, accretion of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars, when the bond was issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition-related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Jeremy Stein
+972 (73) 398-1025
investors@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS:

In thousands (except share and per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2015	2016		2015	2016
	UNAUDITED			AUDITED
Revenues:
Search and other	$47,290	$40,488		$188,897	$172,683
Advertising	20,317	44,054		32,053	140,111
Total Revenues	67,607	84,542		220,950	312,794

Costs and Expenses:
Cost of revenues	3,371	4,577		7,877	16,515
Customer acquisition costs and media buy	30,799	38,145		91,194	140,210
Research and development	5,767	6,393		21,692	26,528
Selling and marketing	8,867	15,420		22,886	58,572
General and administrative	13,747	8,342		31,064	32,916
Depreciation and amortization	5,168	6,174		11,422	25,977
Impairment, net of change in fair value of contingent consideration	1,063	-		72,785	-
Restructuring costs	1,052	-		1,052	728
Total Costs and Expenses	69,834	79,051		259,972	301,446

Income (Loss) from Operations	(2,227)	5,491		(39,022)	11,348
Financial expense, net	(203)	1,882		1,939	8,288

Income (Loss) before Taxes on Income	(2,024)	3,609		(40,961)	3,060
Taxes on income	(6,887)	3,290		697	212

Net Income (Loss) from Continuing Operations	4,863	319		(41,658)	2,848
Net income (Loss) from discontinued operations	(21,628)	-		(26,999)	(2,647)

Net Income (Loss)	$(16,765)	$319		$(68,657)	$201

Net Earnings (Loss) per Share - Basic:
Continuing operations	$0.07	$0.00	*)	$(0.58)	$0.04
Discontinued operations	$(0.30)	$-		$(0.38)	$(0.04)

Net Earnings (Loss) per Share - Diluted:
Continuing operations	$0.07	$0.00	*)	$(0.58)	$0.04
Discontinued operations	$(0.30)	$-		$(0.38)	$(0.04)

Weighted average number of shares continuing and discontinued
Basic	72,685,789	77,163,670		71,300,432	76,560,454
Diluted	72,685,789	77,540,690		71,300,432	76,673,803

*) less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED

In thousands

	December 31,
	2015	2016
ASSETS

Current Assets:
Cash and cash equivalents	$17,519	$23,962
Short-term bank deposit	42,442	8,414
Accounts receivable, net	66,662	71,346
Prepaid expenses and other current assets	17,396	10,036
Total Current Assets	144,019	113,758

Property and equipment, net	12,714	14,205
Goodwill and intangible assets, net	269,765	234,755
Deferred taxes	12,344	4,117
Other assets	3,456	1,617

Total Assets	$442,298	$368,452

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$40,388	$38,293
Accrued expenses and other liabilities	22,857	17,466
Short-term loans and current maturities of long-term and convertible debt	23,756	17,944
Deferred revenues	7,731	5,354
Payment obligation related to acquisitions	11,893	7,653
Total Current Liabilities	106,625	86,710
Long-Term Liabilities:
Long-term debt, net of current maturities	46,920	37,928
Convertible debt, net of current maturities	28,371	21,862
Payment obligation related to acquisition	37,231	-
Deferred taxes	19,456	8,087
Other long-term liabilities	3,858	5,721
Total Liabilities	242,461	160,308

Shareholders' equity:
Ordinary shares	206	210
Additional paid-in capital	227,258	234,831
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(794)	(265)
Accumulated deficit	(25,831)	(25,630)
Total Shareholders' Equity	199,837	208,144

Total Liabilities and Shareholders' Equity	$442,298	$368,452

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED

In thousands

	Year ended December 31,
	2015	2016
Operating activities:
Net loss	$(68,657)	$201
Loss from discontinued operations, net	(26,999)	(2,647)
Net income (loss) from continuing operations	(41,658)	2,848

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,422	25,977
Impairment of goodwill and intangible assets	79,349	-
Stock based compensation expense	6,738	6,844
Restructuring costs related to impairment of property and equipment	124	254
Issuance of ordinary shares related to employees' retention	63	-
Foreign currency translation	(347)	980
Accrued interest, net	37	406
Deferred taxes, net	(8,973)	(3,268)
Change in payment obligation related to acquisitions	(5,937)	983
Change in payment obligation related to acquisition	311	320
Fair value revaluation - convertible debt	175	1,350
Net changes in operating assets and liabilities	(17,532)	(2,910)
Net cash provided by continuing operating activities	23,772	33,784
Net cash used in discontinued activities	(6,203)	(3,329)
Net cash provided by operating activities	$17,569	$30,455
Investing activities:
Purchases of property and equipment	$(2,005)	$(1,353)
Capitalization of development costs	(4,005)	(4,591)
Change in restricted cash, net	50	647
Investments in short-term deposits, net	(27,442)	34,028
Cash paid for acquisition, net of cash acquired	(87,044)	-
Net cash provided by (used in) investing activities	$(120,446)	$28,731
Financing activities:
Exercise of stock options and restricted share units	13	2
Payment made in connection with acquisition	(1,534)	(29,537)
Issuance of shares in private placement, net	10,020	-
Proceeds from short-term loans	13,000	40,000
Repayment of convertible debt	-	(7,620)
Repayment of short-term loans	-	(46,000)
Repayment of long-term loans	(2,300)	(9,452)
Net cash provided by (used in) financing activities	$19,199	$(52,607)
Effect of exchange rate changes on cash and cash equivalents	14	(136)
Net increase (decrease) in cash and cash equivalents	(77,461)	9,772
Net cash used in discontinued activities	(6,203)	(3,329)
Cash and cash equivalents at beginning of year	101,183	17,519
Cash and cash equivalents at end of year	$17,519	$23,962

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016

GAAP net income (loss) from continuing operations	$4,863	$319	$(41,658)	$2,848
Acquisition related expenses	4,565	-	5,774	179
Valuation adjustment on acquired deferred revenues	-	-	-	359
Share based compensation	1,815	1,859	6,738	6,844
Amortization of acquired intangible assets	4,545	5,173	8,879	21,974
Restructuring costs	1,052	-	1,052	728
Impairment of acquired intangible assets	1,063	-	79,349	-
Change in fair value of contingent consideration related to acquisition	-	-	(6,564)	-
Settlement of legal claim	550	-	550	-
Fair value revaluation of convertible debt and related derivative	(732)	274	(430)	408
Non-recurring tax benefit	(7,053)	-	(7,053)	-
Accretion of payment obligation related to acquisition	132	33	489	1,303
Taxes related to amortization of acquired intangible assets	(1,581)	(1,140)	(2,423)	(6,950)
Non-GAAP net income from continuing operations	$9,219	$6,518	$44,703	$27,693

Non-GAAP net income from continuing operations	$9,219	$6,518	$44,703	$27,693
Taxes on income	1,747	4,430	10,173	7,162
Financial expense, net	397	1,575	1,880	6,577
Depreciation	623	1,001	2,543	4,003
Adjusted EBITDA	$11,986	$13,524	$59,299	$45,435

Non-GAAP diluted earnings per share	$0.13	$0.08	$0.59	$0.36

Shares used in computing non-GAAP diluted earnings per share	72,903,613	77,540,690	75,757,287	76,673,803